Tortoise MLP Growth Fund, Inc.
c/o Tortoise Capital Advisors, L.L.C.
11550 Ash Street, Suite 300
Leawood, KS 66211

February 22, 2017

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Tortoise MLP Growth Fund, Inc.
(File Nos: 333-185243; 811-22776)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Tortoise MLP Growth Fund, Inc. (the “Registrant”) respectfully requests that its Registration Statement on Form N-2, including all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”).  The Registration Statement originally was filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2012 (SEC Accession No. 0000922907-12-000656), and was amended on February 8, 2013 (SEC Accession No. 0000922907-13-000077).

The Registrant is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering described in the Registration Statement.  The Registration Statement has not been declared effective pursuant to Section 8(a) of the 1933 Act by the Commission, and no securities have been sold in connection with the offering described in the Registration Statement.

In addition, the Registrant intends to deregister under the Investment Company Act of 1940, as amended, and will be filing with the Commission an Application for Deregistration on Form N-8F.

Please direct any questions regarding this matter to Steven F. Carman (512-370-3451; steve.carman@huschblackwell.com) or Tracy D. Mackey (816-983-8299; tracy.mackey@huschblackwell.com) of Husch Blackwell LLP, counsel to the Registrant.

Sincerely,

/s/ P. Bradley Adams
P. Bradley Adams
Chief Financial Officer